Centene Corporation (CNC)
Shareholder Alert
Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278
Centene Shareholder since 2019

Please vote for Shareholder Proposal 6 for a Shareholder Right to Call a Special Shareholder Meeting and Against the Management Come-Lately Blank-Check Non-Binding Proposal 5 in Competition for Your Vote

Centene shareholders now have no right to call a special shareholder meeting in spite of this being a widespread right for shareholders at hundreds of S&P 500 companies. Proposal 6 asks for this right for the owners of 10% Centene stock.

In response to a proposal like proposal 6 a number of companies have put restrictions on this right that can make this right moot. For instance excluding shareholders who own their stock through a broker and making shareholders wait a year to call a special meeting when a special meeting implies urgency.

The reason to vote against Proposal 5 is that management does not tell Centene shareholders whether or not they are voting for these 2 major restrictions or other restrictions that can make the special meeting right moot.

Please vote for Shareholder Proposal 6 for a Shareholder Right to Call a Special Shareholder Meeting and Against the Management Come-Lately Blank-Check Non-Binding Proposal 5 in Competition for Your Vote

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote their choices by following the procedural instructions provided in the proxy materials.